Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (847) 657-4392
David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works Inc.
3600 West Lake Avenue
Glenview, Illinois 60026

   Re: **Illinois Tool Works Inc.**
      Definitive 14A
      Filed March 23, 2007
      File No. 001-04797

Dear Mr. Speer:

  We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 7

1. Please explain in greater detail the process and the procedures by which the compensation committee determines compensation to the named executive officers. Your revised discussion should provide a clear picture of the role of the compensation committee and the executive officers in the compensation determination process, the resources utilized in that process and any other factors impacting the company's compensation determination process. Please refer to Item 407(e)(3) of Regulation S-K.

Compensation Discussion and Analysis, page 16

2. Your disclosure does not appear to fully respond to the requirements of Item 402(b) of Regulation S-K. We would expect to see a more detailed discussion and more thorough analysis of each element of compensation. Please refer to Item 402(b) and section II.B. of Release No. 33-8732A and revise to provide appropriate information pursuant to the item requirement. For example, describe more fully each element of compensation, why you choose to pay the annual incentive element, how you determine the amount (and where applicable, the formula) for each element to pay and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. In addition, Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in compensation discussion and analysis. To this extent, it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline. Please give appropriate consideration to how these topics are applicable to your executive compensation program and revise your disclosure accordingly.

3. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1. of Commission Release No. 33-8732A. We note the significant disparity between your chief executive officer's compensation and that of the other named executive officers, as well as your former chairman and other named executive officers. Please provide a more detailed discussion of the reasons for the difference in compensation.

Introduction, page 16

4. The statement that "on occasion, ITW engages Hewitt Associates LLC on a limited basis" does not provide sufficient insight into the role of the compensation consultant in the compensation determination process. Please revise your disclosure to describe in greater detail the involvement of compensation consultants and their interaction with the compensation committee. We would expect to see disclosure that addresses the nature and scope of the consultants' assignment, including their role in determining and recommending compensation, their specific contributions and

findings with respect to your pay practices and amounts, and any other material elements of the consultant's functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

5. You state that you use peer group information and rely on it to make compensation comparisons. The peer companies you identify on page 17 appear to have been selected only for purposes of establishing and recommending base salaries. Please revise your disclosure to clarify whether the comparable companies you have selected are used in determining the other elements of compensation. Please specify how each element of compensation relates to the data you have analyzed from the comparable companies. Please discuss where actual payments fall within targeted parameters and to the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Cash Incentives, page 18

6. While your disclosure indicates that individual performance is a significant factor in the compensation process, you provide little discussion and analysis of the effect of individual performance on performance based compensation. You should provide additional detail and an analysis of how individual performance contributed to actual compensation for the named executive officers. Furthermore, to the extent other elements of compensation are based on individual performance, you should revise your discussion accordingly. Please refer to Item 402(b)(2)(vii) of Regulation S-K.

7. Please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. For example, your disclosure on page 20 indicates that the board approved a lump sum payment to your former chairman in lieu of receiving any incentive plan award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was determined. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Stock Incentives, page 18

8. It does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Summary Compensation Table, page 20

9.   You indicate in footnote 1 that Mr. Knopp was elected as Senior Vice President and Chief Financial Officer on October 27, 2006. Please revise your summary compensation table to identify the person who served as chief financial officer prior to that date and to provide the required disclosure for that named executive officer. Refer to Item 402(a)(3)(ii) of Regulation S-K.

Grants of Plan-Based Awards, page 22

10. Please revise your disclosure to explain how you determine the award amounts under the executive incentive plan. You indicate that both corporate income growth/improvement factors and personal objectives are considered in determining specific individual awards. Your disclosure should explain how each element of compensation under the executive incentive plan is structured and implemented to reflect the individual's contributions and the company's performance. You should also describe the contribution and performance of the named executive that are taken into account and clarify how the compensation reflects this. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

11. You have not provided a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers to earn their incentive compensation for 2006 or 2007. You should disclose the specific items of company performance, such as those relating to adjusted operating income, corporate revenue, and gross margin and how your incentive awards are specifically structured around such performance goals. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

12. In your revised disclosure, please provide the analysis of your plan-based awards in the compensation discussion and analysis section. Please refer to Instruction 1 to Item 402(b) of Regulation S-K.

<u>Certain Relationships and Related Transactions, page 33</u>

<u>Practices Regarding Related Transactions, page 33</u>

13. Please provide the information required by Item 404(b) of Regulation S-K. Describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

       Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel